Exhibit 4.8

Loan Agreement

Executed and signed on the 26th day of the month of June in the year 2025

Between:	GIX INTERNET LTD, Public Company No. 520040262 11 Menachem Begin Road, Ramat Gan 5268104 (hereinafter: the “Borrower” or the “Company”);
Of the One Part

And between:	PURE CAPITAL LTD, Private Company No. 514408715 20 Raul Wallenberg Street, Tel Aviv (hereinafter: the “Lender”)
Of the Other Part;

(Each of the Lender or the Borrower shall be referred to as a “Party,” and collectively: the “Parties”)

Whereas:	The Borrower entered into an agreement with Deliverz.AI LTD (“Deliverz”) on January 5, 2025, which was amended on 26 June 2025, regarding a merger by way of a share swap, pursuant to which the Borrower shall acquire, by way of a share swap, the entire issued and paid-up share capital of Deliverz (the “Merger Agreement”);

And whereas:	And it was agreed in the Merger Agreement that the Borrower shall provide to Deliverz, through the Lender, a loan for the purpose of financing Deliverz’s ongoing operations in the amount of ILS 1,442 thousand (the “Loan”), which has already been transferred prior to the date of signing this Agreement by the Lender in the name of the Borrower;

And whereas:	And the Parties wish to establish and formalize within this Agreement the relationship between them regarding the manner of repayment of the total Loan amount by the Borrower to the Lender;

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Therefore, it has been agreed, declared, and stipulated between the Parties as follows:

1.	General and Interpretation

1.1.	The preamble to this Agreement and its appendices constitute an integral part hereof. The section headings are for convenience only and shall not be relied upon in the interpretation or construction of this Agreement.

2.	Representations, Warranties, and Undertakings of the Parties

2.1.	Each of the Parties to this Agreement hereby confirms to the other Party as follows:

2.1.1.	It has obtained all required approvals under applicable law and its corporate documents for entering into this Agreement as well as for performing all actions hereunder.

2.1.2.	This Agreement, including its appendices, does not conflict with or breach any provision of law, its corporate documents, or any agreement to which it is a party.

2.1.3.	It possesses all the necessary means to fulfill all of its obligations under and in connection with this Agreement fully and in a timely manner.

2.2.	The Borrower hereby represents and declares to the Lender as follows:

2.2.1.	No action has been taken for the voluntary liquidation of the Borrower or for its deregistration from any registry maintained under law.

2.2.2.	The Borrower shall notify the Lender immediately, and in any case no later than two (2) business days after becoming aware thereof, of any change in its representations under this Agreement.

3.	The Loan and Its Terms

3.1.	Prior to the date of signing this Agreement, the Lender provided the Loan amount to Deliverz in several installments, all in consideration of the Borrower’s undertaking to repay the Loan principal and the interest thereon to the Lender, as detailed below.

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3.2.	The Loan principal shall be repaid in 12 equal monthly installments, commencing from the date of completion of the Merger Agreement (the “Loan Period”).

3.3.	The Loan principal shall bear annual interest at a rate of 6% from the date on which the Loan amount, or part thereof, was actually provided, as applicable, until the date of its actual repayment (hereinafter: the “Interest”). The Interest shall be repaid together with the repayment of the Loan principal.

3.4.	If the due date for repayment of the principal and the Interest falls on a non-business day, the repayment date shall be deferred to the first business day thereafter.

3.5.	If the Borrower does not repay the Loan and the accrued Interest on the due date for repayment of the principal and Interest, then the unpaid balance of the Loan (principal and Interest) shall bear, from the due date of the principal and Interest until the actual repayment date to the Lender, arrears interest equal to the maximum monthly interest rate customarily charged by Bank Hapoalim B.M. for overdrafts in non-authorized debit current accounts, compounded monthly. It is clarified that the Borrower shall bear and/or indemnify the Lender for all collection expenses related to the unpaid balance of the Loan incurred by the Lender, if any.
3.6.	VAT shall be added to the Interest payments in accordance with the law, against issuance of a lawful tax invoice for the Interest.

4.	Early Repayment

4.1.	The Borrower shall be entitled to repay the Loan principal early, without payment of any fee, prior to the due date for repayment of the principal and Interest.

4.2.	On the date of the early repayment, the Borrower shall pay the Lender the early repayment amount, together with all Interest amounts accrued and not yet paid in respect of the early repayment amount for the period up to the date of the early repayment.

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5.	Acceleration

The Lender shall be entitled (without derogating from any of its other rights under any law) to call for immediate repayment of the outstanding balance of the Loan, in whole or in part, by written notice to the Borrower seven (7) business days in advance, and to take any other actions available to it under any law, if one or more of the events listed below occurs (and for the avoidance of doubt, the occurrence of any of the cases detailed in any of the following sub-sections shall suffice):

5.1.	If it is discovered that any representation, undertaking, or declaration made by the Borrower, as detailed in section 2 of this Agreement, is untrue or incomplete at the time it was made or at any other time during the Loan Period, provided that the breach of such representation or declaration is not remedied (to the extent it may be remedied) within seven (7) business days from receipt of a written notice from the Lender of its intention to accelerate the Loan due to the above.

5.2.	If the Borrower adopts a resolution for voluntary liquidation; and/or if a petition and/or request is filed against it for an order to commence proceedings and/or for interim relief (as these terms are defined in the Insolvency and Economic Rehabilitation Law, 5778–2018) (“Order to Commence Proceedings” and “Interim Relief,” respectively), and/or for temporary or permanent liquidation and/or for rehabilitation and/or for bankruptcy and/or for the appointment of a temporary or permanent liquidator, special administrator, receiver, trustee or any other functionary; and/or if such order is issued against it; and/or if an interim relief order and/or liquidation order and/or bankruptcy order is issued against it; and/or if a temporary, permanent or other type of liquidator, or a special administrator or trustee is appointed for it; and/or if a stay of proceedings request is filed and not removed within sixty (60) days; and/or if such a stay of proceedings order is issued.

5.3.	If the Borrower announces its intention to cease payment of its debts and/or to cease operating its business and/or is unable to pay its debts on time, or generally ceases its payments, or ceases operating its business, or begins negotiations with its creditors to reach an arrangement for debt restructuring or any similar arrangement, or executes a general assignment in favor of, or settlement with, its creditors.

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5.4.	If an application is filed for the imposition of a lien or for any enforcement action or other similar action or proceedings with similar effect against the Borrower, and the application is not canceled within forty-five (45) days from the date of filing.

6.	Miscellaneous

6.1.	Any modification, amendment, or addition to this Agreement or its appendices shall not be valid and shall be deemed not to have been made unless made in writing and signed by all Parties to this Agreement.

6.2.	If at any time any provision of this Agreement becomes illegal or invalid, such illegality or invalidity shall not affect the legality or validity of the remaining provisions of this Agreement, which shall remain in full force and effect, subject to the required modifications.

6.3.	Any notice that a Party to this Agreement is required to give to the other Party under and in accordance with this Agreement shall be in writing.

6.4.	Nothing in this Agreement shall be construed as conferring any rights upon a third party.

6.5.	The competent courts in the city of Tel Aviv-Jaffa shall have exclusive jurisdiction to adjudicate any dispute related to this Agreement or its appendices.

6.6.	The Parties shall take all additional steps, including signing any additional documents necessary for the implementation and execution of this Agreement (including its appendices) according to its letter and tenor.

6.7.	Any notice by either of the Parties in connection with this Agreement shall be sent to the recipient by personal delivery or by registered mail to its address as stated above, and shall be deemed delivered on the date of personal delivery, or at the end of three (3) days after the day of sending by registered mail as stated above, or on the first business day following its sending by email, as the case may be.

In witness whereof, the Parties have set their hands:

/s/ Amitay Weiss /s/ Amihay Hadad /s/ Eliyahu Yoresh	/s/ Kfir Zilberman
GIX INTERNET LTD	PURE CAPITAL LTD

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